Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4637

COPY

02 NOV 22 AM 10: 03

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

November 13, 2002

VIA TELECOPIER ONLY

Fax: (416) 593-3666

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8
Attention: Insider Reports

Fax: (780) 422-0777

Alberta Securities Commission
10025 Jasper Avenue
19th Floor
Edmonton, Alberta
T5J 3Z5
Attention: Insider Reports

Fax: (604) 899-6550

British Columbia Securities Co[redacted]
12th Floor, Pacific Centre, 701 W.
Vancouver, B.C.
V7Y 1L2
Attention: Insider Reports

02060275

SUPPL

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067

For filing with your offices, please find enclosed an Insider Report dated November 12, 2002 for **DONALD G. NURSE.**

PROCESSED
DEC 17 2002
THOMSON FINANCIAL
12/12

Yours very truly,

JOHNSTONE & COMPANY

COPY

Per: Kathleen E. Skerrett

cc: United States Securities and Exchange Commission - Via Ordinary Mail - 12g3-2(b) **(Exemption No. 82-4637)**

Encls.

F:\WPDOC\LTR\ZTEST\insnov02 dn.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Exemption No, 82-4637

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 4

Date of last report filed (Day / Month / Year): 8 / 3 / 2002

Or if initial report, date on which you became an insider: ___

Change in relationship from last report: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: NURSE

Given names: DONALD G.

No. / Street: 518 BRANSTONE DRIVE

City: WATERLOO

Prov.: ONTARIO Postal code: N2T 1X9

Business telephone number: 905-653-4942

Business fax number: 905-653-5321

Change in name, address or telephone number from last report: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO
[X] BRITISH COLUMBIA [ ] QUEBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

Others: U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
Designation of class of securities	Balance of class of securities on last report	Date: Day	Month	Year	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	Present balance of class of securities held	Direct/indirect ownership/control or direction	Identify the registered holder where ownership is indirect or control or direction is exercised
OPTIONS	320,000									320,000	1	
COMMON SHARES	54,941	23	10	2002	10	54,941		$0.09		0	1	
COMMON SHARES	11,561									11,561	3	See Remark 1
COMMON SHARES	751,610									751,610	2	See Remark 2

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. Held by Jessica Nurse, the spouse of the undersigned.
2. Held by Nu-Way Offerings Ltd. in which the undersigned has a 50% interest.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): DONALD G. NURSE

Signature: [signature]

Date of the report: 12/11/2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 8 | 3 | 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: NURSE

GIVEN NAMES: DONALD G.

No. STREET APT: 510 BRANSTONE DRIVE

CITY: WATERLOO

PROV.: ONTARIO POSTAL CODE: N2T 1X8

BUSINESS TELEPHONE NUMBER: 905-653-4942

BUSINESS FAX NUMBER: 905-653-5321

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

Others U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY, SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	320,000									320,000	1	
COMMON SHARES	54,941	23	10	2002	10	54,941		$0.09		0	1	
COMMON SHARES	11,561									11,561	3	See Remark 1
COMMON SHARES	751,610									751,610	2	See Remark 2

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminiology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. Held by Jessica Nurse, the spouse of the undersigned.
2. Held by Nu-Way Offerings Ltd. in which the undersigned has a 50% interest.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DONALD G. NURSE

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): | | 2002